PRESS RELEASE

NOT FOR DISSEMINATION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

PARAMOUNT ENERGY TRUST MAKES STRATEGIC WEST CENTRAL ALBERTA ACQUISITION AND ENTERS INTO $50 MILLION BOUGHT DEAL EQUITY FINANCING

Calgary, AB - March 10, 2010 (TSX - PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announces that it has entered into an agreement to acquire oil and natural gas assets in the Edson area of west central Alberta from a Canadian intermediate E&P company for $126 million (the “Acquisition”). PET will acquire 10.1 MMcfe/d of natural gas and liquids production (1,685 BOE/d - 80% natural gas) as well as extensive gathering and processing infrastructure and undeveloped lands in a desirable multi-zone part of the Western Canadian Sedimentary Basin. As part of the Acquisition, PET has agreed to farm-in on 37 gross (31 net) of undeveloped Cardium rights in the area of which 22 net sections are believed by PET to be prospective for light oil. The farm-in includes a two well horizontal drilling and completion commitment, each earning 50 percent of the vendor’s net interest in four sections followed by a rolling option to earn the additional lands on the same basis. The transaction will have an effective date of January 1, 2010 and is expected to close on or about April 1, 2010.

The Acquisition will be funded through a combination of bank debt and an issue of $50 million Subscription Receipts as outlined later in this press release.

ACQUISITION HIGHLIGHTS

The Acquisition will build on PET’s expanding footprint in the Pembina-Carrot Creek-Edson area that was established in 2008 and 2009 through grass roots exploration, Crown land purchases and the acquisition of Profound Energy Inc.

The acquired assets include:

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8.1 MMcf/d of natural gas production and 330 bbl/d of oil and natural gas liquids production from the Rock Creek, Bluesky, Ellerslie, Viking, Blueridge, Notikewin, Second White Specks and Beaverhill Lake formations.

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The vendor’s qualified independent reserve evaluator, GLJ Petroleum Consultants Ltd. assigned 34.5 Bcf of gas reserves and 1.4 MMbbls of oil and NGL’s reserves (7.1 MMBOE) to the assets in their December 31, 2009 evaluation which was prepared in accordance with the COGE Handbook.

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Related infrastructure consisting of approximately 100 km of gas gathering lines, two compressor stations and a 15 percent interest in the South Rosevear gas plant.

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In addition to the 19,900 net acres of Cardium rights subject to 50 percent earning through the farm-in arrangement described above, the assets also include 13,393 net acres of undeveloped land prospective for development of Cretaceous and Jurassic tight gas sands.

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Cash flow from the Edson asset is projected to total $12 million for 2010. In addition the Acquisition will allow for the utilization of more than $4 million of Alberta Crown royalty drilling credits forecast to be generated through PET’s drilling activities but not currently forecast to be recoverable by the Trust.

•

 In addition to the Cardium potential, PET has identified significant upside in the acquired assets through further intensified development of the Rock Creek basin-centered gas zone. In addition, there are several deep basin, gas-saturated Cretaceous zones that are prospective for horizontal development  and there also exists additional multi-zone potential, including targets in the Ellerslie, Notikewin, Viking, Beaverhill Lake and Blueridge formations.  Significant ownership in area infrastructure will enhance PET’s ability to translate the extensive inventory of drilling locations to value as well as capitalize on additional opportunities in the area.

"This is another strategic acquisition for PET in west central Alberta, further expanding our operating base and enhancing our production with high quality liquids-rich gas while also increasing our inventory of higher impact resource-style prospects." said Sue Riddell Rose, President and Chief Executive Officer of the Trust.  "Further we are excited for the opportunity to add to our exposure to the Cardium play at attractive metrics relative to recent Crown land sales."

BOUGHT DEAL FINANCING

The acquisition price of $126 million, prior to adjustments, will be funded through a combination of bank debt and an issue of Subscription Receipts, (the “Offering”).  In conjunction with the Acquisition, PET has entered into an agreement to sell on a bought deal basis, 10,530,000 subscription receipts (“Subscription Receipts”) at a price of $4.75 each for gross proceeds of $50,017,500, to a syndicate of underwriters to be led by BMO Capital Markets.  PET has also granted the underwriters an option to purchase up to an additional $7,502,625 of Subscription Receipts on the same terms as above, to cover over-allotment, if any.  Closing is expected to occur on or about March 30, 2010.

Each Subscription Receipt represents the right to receive one Trust Unit on the closing of the Acquisition, without the payment of any additional consideration.  The proceeds from the Offering of Subscription Receipts will be deposited in escrow pending closing of the Acquisition.  If the Acquisition closes on or before April 30, 2010, the net proceeds will be released to PET and used to pay part of the purchase price of the Acquisition.  If the Offering closes before the Acquisition closes, holders of Subscription Receipts will be entitled to receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between the closing of the Offering and the closing of the Acquisition.  If the Acquisition fails to close by April 30, 2010 the Acquisition is terminated at an earlier time, or if the Trust has advised the underwriters or announced to the public that it does not intend to proceed with the Acquisition, the escrow agent will return the issue proceeds and the pro rata entitlement to interest thereon to holders of the Subscription Receipts.

2010 OUTLOOK AND SENSITIVITIES

At current AECO average settled and forward prices of $4.64 per GJ for 2010 and incorporating the effects of the acquisition and financing, the Trust estimates 2010 cash flow of $180 to $190 million. PET has a proactive gas price risk management strategy in place that has resulted in downside protection to this cash flow with financial instruments in place to manage gas price risk for over 50 percent of its 2010 forecast sales and gas over bitumen deemed production volumes.  Incorporating PET’s current hedging portfolio and forward natural gas prices into the Trust’s production, operations and funds flow projections, the current level of distribution represents a payout ratio of approximately 43 percent for 2010.

Giving effect to the acquisition and financing, the following table shows PET’s estimate of key measures for 2010 based on its hedging portfolio, production levels and the Trust’s estimated exploration and development capital expenditures and targeted results for full year 2010 under several different full year 2010 AECO gas price assumptions.

	Average full year AECO monthly index gas price ($/GJ) (3)
Funds flow outlook	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	157	157	157
Realized gas price ($/Mcfe)	6.37	6.91	7.44
Funds flow (1) ($ millions)	172	193	210
Per Trust Unit (1) ($/Unit/month)	0.105	0.118	0.128
Payout ratio (1) (4) (%)	49	43	40
Ending net debt ($ millions)	542	521	504
Ending net debt to funds flow ratio (2) (times)	3.2	2.7	2.4

(1)

These are non-GAAP terms; please refer to “Significant accounting policies and non-GAAP measures” in the Trust’s recently filed MD&A.

(2)

Calculated as ending net debt (including convertible debentures) divided by annualized funds flow.

(3)

Average AECO settled and forward price for 2010 as at March 8, 2010 was $4.64 per GJ.

(4)

Estimated payout ratio assumes a distribution rate of $0.05 per month per Trust Unit.

The Trust’s outlook and sensitivities assume operating costs of $2.00 per Mcfe, cash general and administrative expenses of $0.60 per Mcfe, an interest rate on bank debt of 3.8 percent and incorporate the Trust’s financial and physical forward sales portfolio at March 8, 2010. Cash general and administrative expenses are equal to general and administrative expenses before Trust Unit-based compensation.

CONFERENCE CALL AND WEBCAST

In light of the Offering, the Trust’s conference call and webcast previously scheduled for 9 a.m. Mountain Time, Thursday, March 11, 2010 will not be held.

FORWARD LOOKING INFORMATION

This press release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. This forward-looking information includes, among others, statements regarding: the Offering; the completion of the Offering and the Acquisition; the use of the proceeds of the Offering; the outcome of the Offering, including regarding transaction values and accretion; anticipated funds flow; estimates of reserves and reserve life index; plans for drilling; estimates of production; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations, outlook and sensitivities or performance.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information. The material risk factors include, but are not limited to: failure to complete the Offering and Acquisition, failure to realize anticipated synergies, the uncertainty of estimates and projections relating to production and reserves; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; changes in tax laws; changes in royalty rates; and the Trust's ability to implement its business strategy. Readers are cautioned that the foregoing list of risk factors is not exhaustive.

Forward-looking information is based on the estimates and opinions of PET's management at the time the information is released. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of the Trust and its business, please refer to its Annual Information Form dated March 9, 2010 which is available on SEDAR at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities offered have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act.

BOE CONVERSION

Throughout this press release, the calculation of barrels of oil equivalent (BOE) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB.A", "PMT.DB.C" and "PMT.DB.D", respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp.,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400

Fax: 403 269-4444

Email: info@paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor